UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY Co., Ltd. enters into a service contract with ‘GungHo ’ to provide 7
Ragnarok mobile games in Japan

 - On March 15, 2005, GRAVITY contracts with ‘GungHo’, the Japanese publisher and licensee of Ragnarok Online
 - Kafra side story and 6 Ragnarok Mobile service

GRAVITY Co., Ltd. (CEO: Richard HyonKook Kim) announced on March 15, 2005 that it has agreed to a contract with GungHo Online Entertainment, Inc.
(GungHo)(President: Kazuki Morishita) for the provision of Ragnarok mobile game service in Japan.

The seven Ragnarok mobile games to be offered in Japan consists of six mobile games developed featuring each of the six job classes seen in Ragnarok Online
(Magician, Merchant, Thief, Swordsman, Archer and Acolyte) and the Kafra side story.  Gung Ho Online Entertainment Inc, which will be operating Ragnarok mobile games in Japan, is a well-known publisher of online games in Japan that has been operating ”Ragnarok Online” since August 2002.  The localization
Ragnarok mobile games in the Japanese language will be carried out by GungHo.

Japanese users will be able to transmit items acquired while playing Ragnarok mobile games to their accounts with Ragnarok Online through the introduction of a mobile-online game linkage system.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 03/15/2005	By:	Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO